

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via E-mail
Arthur R. Block, Esq.
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:** **Comcast Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed May 23, 2014**
> **File No. 333-194698**

Dear Mr. Block:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Explanatory Note

1. As a result of your agreement with Charter Communications, Comcast and Time Warner Cable shareholders may be receiving SpinCo and New Charter shares with no future vote/investment decision. Therefore, Note A to Schedule 14A may require that both groups of shareholders be provided with all material information now that is necessary for them to make an informed decision on all derivative aspects of the entire transaction. For example, please revise your registration statement to provide financial statements for SpinCo. In addition, the offer of New Charter shares to Comcast and TWC shareholders must be registered at this time. Please revise the document accordingly.

2. Please clarify your disclosure regarding the Spin-Off to more clearly describe the proposed debt exchange offer, as well as the treatment in the SpinCo Merger of pre-merger SpinCo common stock. For instance, on the latter point, it appears that each pre-merger share of SpinCo common stock will be converted into a certain number of shares

of post-merger SpinCo common stock and a certain number of shares of New Charter common stock, but the disclosure does not elaborate on this or make this treatment clear.

3. Please provide a brief chart noting the steps involved to effectuate these transactions. In addition, please clearly identify the assets to be contributed, sold and exchanged; as well as the valuation of these assets and consideration sought.

Comcast Unaudited Pro Forma Condensed Combined Financial Statements, page 45

4. We note your disclosure that Comcast's management intends "to review the synergies of the combined business subsequent to the completion of the Charter divestiture transactions, which may result in a plan to realign or reorganize certain of TWC's and the acquired Charter cable systems' existing operations." Provide further disclosure as to the business strategy behind the selection of the cable systems included in the Charter divestiture transactions and those acquired and retained from Time Warner.

5. On page 52 you claim that as a result of the TWC merger, $1.5 billion of annual cost savings and synergies will be realized within three years of the merger transaction. Please clarify where these cost savings will be made and how you determined the amount.

6. In regard to footnotes 3(d) and 3(e) on page 55, please tell us why you believe a TWC analysis in connection with their reportable segment realignment and their previous impairment analyses provided you a basis to value the acquired property and equipment and intangible assets at fair value in accordance with purchase accounting. Specifically, tell us why you believe that the recorded value of property and equipment approximates its fair value.

7. With respect to the Charter divestiture transactions, for each of the three transactions, please describe either by geographical region or designated market area the cable systems that will be spun-off, swapped or sold to Charter.

8. We note in the SpinCo Governance section of the Comcast/Charter Transactions Agreement that the board of directors of SpinCo will consist of 9 directors: (a) 3 directors selected by Charter; (b) 3 independent directors selected by Comcast, each to be reasonably acceptable to Charter and; (c) 3 directors selected by Comcast from a list of potential nominees provided by Charter. In addition, we note that SpinCo and Charter will enter into a service agreement. In this regard, tell us whether the terms of the Transactions Agreement, which has been approved by the boards of directors of both Comcast and Charter, contemplates that Charter will control and consolidate SpinCo when it becomes a public company.

9. We note that following the Spin-Off transaction and as a result of the series of transactions described on page 46, Comcast shareholders and New Charter will own 67% and 33%, respectively of the outstanding shares of common stock of SpinCo. We also refer to our previous comment asking whether the terms of the Charter/Comcast Transactions Agreement contemplate that New Charter will control and consolidate SpinCo. Considering the fact that the spin off transaction is contingent on the SpinCo Merger, tell us whether you considered accounting for the divestiture of the cable systems in the spin-off transaction as a sale for accounting purposes. If not, why not.

10. Please tell us the fair value of the cable systems distributed in the Spin-Off.

11. Please refer to the first full paragraph on page 65. We note that the financial information related to the divested cable systems does not include costs associated with shared functions (e.g., corporate headquarters and related administrative overhead allocations). It is unclear to us why the pro forma financial statements do not reflect all of the costs of the divested cable systems as if the cable systems were stand-alone entities for all periods presented. Please advise.

12. In regard to footnotes 3(b) and 3(c) on pages 66-67, please tell us why you believe valuations performed by Charter for general business purposes provided you a basis to value the acquired property and equipment and intangible assets at fair value in accordance with purchase accounting.

13. Refer to adjustment 3(g) on page 68. Please tell us why there is no gain or loss on the exchange and sale transactions assumed in the pro forma financial statements.

The Divestiture Transactions, page 201

14. We note your added disclosure in response to comment 18 in the form of a map highlighting Comcast's expected footprint following the merger and assuming completion of the divestiture transactions. However, it is difficult to meaningfully compare existing, acquired and divested systems based upon your current depiction. Please revise accordingly.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other question.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David Caplan
        William Chudd
        Davis Polk Wardwell LLP